February 4, 2021

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)
File Nos. 33-5852 and 811-04676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Mr. Chad Eskildsen of the Division of Investment Management with respect to the Trust’s Annual Report for the various series of the Trust (each series, a “Fund” and collectively, the “Funds”) for the fiscal year ended October 31, 2020. Set forth below are the staff’s verbal comments together with the Trust’s responses to the comments provided on Form N-CSR of the Trust as filed on December 29, 2020 (accession number 0001193125-20-328562).

COMMENT 1    Harbor Mid Cap Value Fund

The Harbor Mid Cap Value Fund holds Ares Capital Corp. and Prospect Capital Corp., which are business development companies (“BDCs”). As BDCs are also investment companies, please confirm whether these BDCs were considered when determining whether to include an acquired fund fees and expenses (“AFFE”) line item in the Fees and Expenses table in the Fund Summary section of the prospectus.

Response: Ares Capital Corp. and Prospect Capital Corp. were not included in the AFFE calculation for the Fund’s current Prospectus dated March 1, 2020. The Registrant represents that, to the extent it holds BDCs, it will include BDCs in the AFFE calculation going forward. The Fund’s next annual Prospectus update is to be available on March 1, 2021.

If you have any questions or comments, please contact the undersigned at (312) 443-4428.

Sincerely,

/s/ Jodie L. Crotteau
Jodie L. Crotteau Assistant Secretary

Cc:	Christopher P. Harvey, Esq.
Stephanie A. Capistron, Esq.
Dechert LLP

Charles F. McCain, Esq.

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Harbor Funds

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.